Exhibit (n)

MIRAE ASSET DISCOVERY FUNDS (THE “TRUST”)

AMENDED PLAN PURSUANT TO RULE 18F-3

The Trust hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended, on behalf of each of its series: Global Emerging Markets Sector Leader Fund, Asia Sector Leader Fund, China Sector Leader Fund, Global Emerging Markets Great Consumer Fun, Asia Great Consumer Fund, Brazil Sector Leader Fund, Korea Sector Leader Fund, India Sector Leader Fund, Global Sector Leader Fund, Asia Small/Mid Cap Fund, Global Dynamic Bond Fund and Global Great Consumer Fund (the “Funds”).  This plan sets forth the separate arrangement and expense allocation of each class of shares of the Funds.  Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

CLASS CHARACTERISTICS

Class A Shares:

Class A shares bear the expenses of the ongoing Rule 12b- 1 fees applicable to that Class. Specific shareholders within Class A may be subject to an initial sales charge as set forth in each Fund’s current prospectus and statement of additional information (together, the “prospectus”)*.

Class C Shares:

Class C shares bear the expenses of the ongoing Rule 12b- 1 fees applicable to that Class. Specific shareholders within Class C may be subject to a contingent deferred sales charge (“CDSC”) as set forth in each Fund’s prospectus.

Class I Shares:	Class I shares are not subject to any initial sales charge, CDSC or Rule 12b-1 fee.

*Class A shares purchases of $1 million or more are subject to no initial sales charge; however, redemption of such shares within 12 months of purchase are subject a CDSC as set forth in each Fund’s prospectus.

INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Holders of Class A, Class C and Class I shares shall have such exchange privileges as set forth in each Fund’s current prospectus. Exchange privileges may vary among Classes.

OTHER RIGHTS AND OBLIGATIONS

Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.

VOTING RIGHTS

Each Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees of the Class. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

As approved: July 8, 2010

Amended as of: December 19, 2011